MOL HUNGARIAN OIL AND GAS PLC.

Finance

RECEIVED
2004 JUL 26 A 10:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24th June, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

04035719

Attention: **Special Counsel**
Office of International Corporate Finance

Rt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

~~Michel~~-Marc Delcommune
Chief Financial Officer

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

dlw 7/26

Enclosure

MOL MAGYAR OLAJ- ÉS GÁZIPARI RÉSZVÉNYTÁRSASÁG

INVESTOR NEWS

8 June, 2004

Share distribution for MOL managers

MOL Hungarian Oil and Gas company hereby announces, that today, in accordance with its long-term share incentive scheme it distributed 476 MOL shares to 2 members of middle management. The basis for the shares distribution was the fulfilment of the company's 2001 year targets. Following this transaction MOL owns 5,342,462 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

03 June, 2004

Share sale

György Mosonyi, Group Chief Executive Officer of MOL Hungarian Oil and Gas Company sold 3200 MOL shares at HUF 7810 each on the Budapest Stock Exchange on 3 June 2004, with the assistance of Concorde Securities Ltd. as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924